UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

 (Amendment No. 1)*

Dynegy Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

26817R108

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]

Rule 13d-1(b)

[  ]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 26817R108

13G/A

1.

NAME OF REPORTING PERSONS

Avenue Capital Management II, L.P.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

2,618,361

7.  SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

2,618,361

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,618,361

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.13%*

12.

TYPE OF REPORTING PERSON

IA

*See Disclosure in Item 4 of this Schedule 13G/A.

CUSIP NO. 26817R108

13G/A

1.

NAME OF REPORTING PERSONS

Avenue Capital Management II GenPar, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

2,618,361

7.  SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

2,618,361

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,618,361

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.13%*

12.

TYPE OF REPORTING PERSON

OO

*See Disclosure in Item 4 of this Schedule 13G/A.

CUSIP NO. 26817R108

13G/A

1.

NAME OF REPORTING PERSONS

Marc Lasry

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

0

6.  SHARED VOTING POWER

2,618,361

7.  SOLE DISPOSITIVE POWER

0

8.  SHARED DISPOSITIVE POWER

2,618,361

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,618,361

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.13%*

12.

TYPE OF REPORTING PERSON

IN/HC

*See Disclosure in Item 4 of this Schedule 13G/A.

SCHEDULE 13G/A

This Amendment No. 1 to Schedule 13G (this “Schedule 13G/A”) is being filed on behalf of Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC and Marc Lasry (collectively, the “Reporting Persons”) to amend the Schedule 13G filed with the Securities and Exchange Commission on February 12, 2014 by the Reporting Persons (the “Original Schedule 13G”), relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Dynegy Inc., a Delaware corporation (the “Issuer”).

Item 1

(a)	Name of Issuer.

Dynegy Inc.

(b)	Address of Issuer’s Principal Executive Offices.

601 Travis Street, Suite 1400 Houston, TX 77002

Item 2

(a)	Name of Persons Filing: See cover pages Item 1
(b)	Address of Principal Business Office, or, if none, residence.
c/o Avenue Capital Management II, L.P. 399 Park Avenue, 6th Floor New York, NY 10022

(c)	Citizenship: See cover pages Item 4

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number: 26817R108

Item 3

Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

This Schedule 13G/A is being filed pursuant to Rule 13d-1(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Avenue Capital Management II, L.P., an investment adviser (in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act), to each of the Avenue Funds (as defined herein).  Avenue Capital Management II GenPar, LLC is the General Partner of Avenue Capital Management II, L.P., and Marc Lasry is the Managing Member of Avenue Capital Management II GenPar, LLC.

Item 4

Ownership.

See cover pages Items 5-11.

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 122,930,658 shares of Common Stock outstanding as of November 3, 2014, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2014 filed on November 6, 2014.

Collectively, the securities reported in this Schedule 13G/A are held by Avenue Investments, L.P., a Delaware limited partnership, Avenue International Master, L.P., a Cayman Islands exempted limited partnership, Avenue Special Situations Fund VI (Master), L.P., a Delaware limited partnership, Avenue COPPERS Opportunities Fund, L.P., a Delaware limited partnership, Lyxor/Avenue Opportunities Fund Limited, a company incorporated in Jersey, and Managed Accounts Master Fund Services – MAP 10 (collectively, the “Avenue Funds”). Avenue Capital Management II, L.P., a Delaware limited partnership, is an investment adviser to each of the Avenue Funds.  Avenue Capital Management II GenPar, LLC, a Delaware limited liability company, is the general partner of Avenue Capital Management II, L.P.  Marc Lasry is the managing member or member of Avenue Capital Management II GenPar, LLC.  Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that, as of the date hereof, the reporting person(s) has/have ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following box [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:

February 13, 2015

AVENUE CAPITAL MANAGEMENT II, L.P. By: Avenue Capital Management II GenPar, LLC, its General Partner By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry

Exhibits

Exhibit 24

Power of Attorney for Marc Lasry, dated February 11, 2010 (incorporated by reference to Exhibit 24 to the filing on Schedule 13G relating to beneficial ownership of shares of common stock, par value $0.01 per share, of Spectrum Brand Holdings, Inc., filed with the Securities and Exchange Commission on June 25, 2010).

Exhibit 99.1

Agreement of Reporting Persons

EXHIBIT 99.1

Agreement of Reporting Persons

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the “Act”), Avenue Capital Management II, L.P., Avenue Capital Management II GenPar, LLC and Marc Lasry hereby agree to file jointly the statement on this Amendment No. 1 to Schedule 13G (this “Schedule 13G/A”) to which this Agreement is attached and any further amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Act.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on this Schedule 13G/A, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  February 13, 2015

AVENUE CAPITAL MANAGEMENT II, L.P. By: Avenue Capital Management II GenPar, LLC, its General Partner By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE CAPITAL MANAGEMENT II GENPAR, LLC By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY By: /s/ Eric Ross Name: Eric Ross Title: Attorney-in-Fact for Marc Lasry